CORAL GOLD RESOURCES LTD.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701; Fax: (604) 682-3600
 www.coralgold.com
ir@coralgold.com

February 23, 2007
Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

Coral receives approval for deep drilling program

Coral Gold Resources Ltd. (“Coral”) is pleased to announce that it has received a permit from the US Bureau of Land Management to drill four deep holes (3 - 5,000 feet) on its wholly owned Robertson Property in the Battle Mountain - Cortez Eureka gold belt in Northern Nevada, USA.

In 2006 Coral’s field staff carried out programs of detailed structural geological mapping, geochemical soil sampling, gravity geophysics and airborne magnetometric interpretation to define areas for the deep drilling program. Apart from an archaeological survey and need to post a bond, Coral has the green light to proceed. The program, however, would not be started until late spring when ground conditions allow for deployment of the large drill that will be used.

Coral has started the process of updating its gold resource by incorporating the results of the 46 holes drilled in 2006 into the existing computer block model. The detailed Report on the 2006 Drilling Program, which includes associated maps, complete assay tables, metallurgical results and other information, is available for viewing in PDF format on the home page of Coral Gold Resources’ website at www.coralgold.com. Meanwhile application will be made for permits for drilling to further expand the Distal, 39A and Porphyry/Altenberg Hill Zones. A series of core holes are also planned for metallurgical test work to add to existing information at Distal, 39A, Gold Pan and Porphyry/Altenberg Hill.

Agnico-Eagle Mines Ltd. has notified Coral that it will not be continuing its option on Coral’s Norma Sass, Lander Ranch and Blue Nugget properties because of other corporate priorities. Coral has been pleased with the work done by Agnico-Eagle during the past two years. They successfully showed depths to the lower plate sequence across the Norma Sass ground and extended the area of gold mineralization at Lander Ranch. Coral will be reviewing results of Agnico-Eagle’s exploration programs in order to plan further work.

This news release was prepared by Chris J. Sampson, P. Eng., Director and V.P. Explorations, a qualified person under National Instrument 43-101.

On Behalf of the Board of Directors:

“Louis Wolfin”
Louis Wolfin
President

 The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.